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                              June 28, 2021

       Jeremy Daniel
       Chief Financial Officer
       H-CYTE, Inc.
       201 East Kennedy Blvd, Suite 425
       Tampa, FL 33602

                                                        Re: H-CYTE, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed March 25,
2021
                                                            Form 10-Q for the
Fiscal Quarter ended March 31, 2021
                                                            Filed May 13, 2021
                                                            File No. 001-36763

       Dear Mr. Daniel:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Fiscal Quarter ended March 31, 2021

       Exhibit 32.1

   1.                                                   We note that your
Section 906 certifications identify the incorrect period end of May 31,
                                                        2021. Please amend the
filing to provide corrected Section 906 certifications that refer to the quarterly period
ended March 31, 2021.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeremy Daniel
H-CYTE, Inc.
June 28, 2021
Page 2

        Please contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.



FirstName LastNameJeremy Daniel                           Sincerely,
Comapany NameH-CYTE, Inc.
                                                          Division of
Corporation Finance
June 28, 2021 Page 2                                      Office of Life
Sciences
FirstName LastName